SUBSCRIPTION AGREEMENT

This Agreement is made as of June 16, 2026 between Muzinich & Co., Inc., a Delaware corporation (the “Purchaser”), and Muzinich Aviation Income Fund (mAIR), a Delaware statutory trust (the “Fund”). A copy of the Fund’s Certificate of Trust is on file with the Secretary of the State of Delaware and notice is hereby given that the obligations of this Agreement are not binding upon any of the Trustees, officers or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

WHEREAS, the Fund wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Fund, 4,000 common shares of beneficial interest (“Shares”) of the Fund at $25.00 per Share for an aggregate purchase price of $100,000.00 in cash, all such Shares to be validly issued, fully paid and non-assessable upon issuance of such shares and receipt by the Fund of said payment;

NOW, THEREFORE, the parties hereto agree as follows:

1.    Simultaneously with the execution of this Agreement, the Purchaser is delivering to the Fund $100,000.00 in full payment for the Shares.

2.    The Fund agrees to issue and sell said Shares to the Purchaser promptly upon its receipt of the purchase price.

3.    The Purchaser agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.

Executed as of the date first set forth above.

Muzinich & Co., Inc.

/s/ Cheryl Rivkin
Name: Cheryl Rivkin
Title: Chief Administrative Officer

Muzinich Aviation Income Fund (mAIR)

/s/ Benjamin Eirich
Name: Benjamin J. Eirich
Title: President